SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

10 July 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Notification of Director’s Interests

London, UK; Brentwood, TN, US: 10 July 2008 – Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, in accordance with Sections 3.1.4R of the FSA Disclosure and Transparency Rules, announces that 916,202 ordinary shares (the “Shares”) were issued to Jacques Gonella, Non-executive Director of Protherics, on 9 July 2008 following their admission to the Official List of the Financial Services Authority.

The Shares form part of the allotment of 1,741,911 ordinary shares (details of which are contained in the Company’s announcement dated 4 July 2008) made pursuant to the MacroMed Acquisition Agreement (the “Agreement”) approved by shareholders at the Company’s Extraordinary General Meeting held on 3 January 2007. Details of the Agreement are contained in the Company’s announcement dated 7 December 2006. In accordance with the Agreement the issue price of the shares is 69.69 pence per share.

Following the issuance of the Shares, Dr Gonella holds a beneficial interest in 9,162,017 ordinary shares in the Company representing 2.677% of the issued share capital of 342,159,034 ordinary shares.

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno	+1 212 850 5600

Or visit
www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 10 July 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director